

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

<u>Via E-Mail</u>
Kelcy L. Warren
Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

Re: **Energy Transfer Partners, L.P.**
Amendment No. 1 to Registration Statement on Form S-4
Filed July 27, 2012
File No. 333-182306

Dear Mr. Warren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Material U.S. Federal Income Tax Considerations, page 95</u>

1. We note your references in the introductory language of this section, as well as in headings used throughout this section, to "certain" tax consequences. Please revise to remove such references, in accordance with Section III.C.1. of Staff Legal Bulletin No. 19.

2. Please revise the section "Material U.S. Federal Income Tax Consequences of the Merger" to state that it is the opinion of Wachtell, Lipton, Rosen & Katz. Similarly, please revise the sections "Certain Additional U.S. Federal Income Tax Considerations Relating to the Receipt and Ownership of ETP Common Units Issued Pursuant to the Merger" and "Potential U.S. Federal Income Tax pickup Consequences to Holders of Sunoco Common Stock, Sunoco, ETP and its Subsidiaries Arising From Transactions Contemplated to Occur in Connection with the Merger" to state that they are the opinion of Bingham McCutchen LLP. See Section III.B.2. of Staff Legal Bulletin No. 19.

Exhibit 8.2

3. Please revise the penultimate paragraph of the opinion to remove the limitations on reliance. See Section III.D.1. of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler
        Latham & Watkins LLP